UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 17 May,2004  By /s/Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
17 MAY 2004

THE UNIVERSITY OF SYDNEY HONORS MARSHALL EDWARDS, INC. CHAIRMAN.

Novogen Limited's subsidiary, Marshall Edwards, Inc.,
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's Alternative
Investment Market regarding Novogen Limited Director, Graham Kelly.

WASHINGTON, DC, 17 May, 2004 Marshall Edwards, Inc.,
(NASDAQ: MSHL).   The Chairman of Marshall Edwards, Inc.,
Graham Kelly BSc(Vet), BVSc, PhD, has been appointed an
Adjunct Professor of The University of Sydney.

The University of Sydney is the oldest and one of the most prestigious tertiary institutions in Australia, and over the past 150 years has built an international reputation. It is Australia's leading research intensive university.

Professor Kelly has been honored for his continuing contribution to research by his alma mater, the Faculty of Veterinary Science.

Marshall Edwards, Inc., is engaged in clinical trials of the anti-cancer drug phenoxodiol, and has the license to develop and commercialize phenoxodiol and certain other anti-cancer compounds from Novogen Limited. Professor Kelly founded
Novogen Limited (Nasdaq: NVGN; ASX : NRT) which first listed in 1994.

Much of the early research work underpinning the Group's intellectual property was undertaken by Professor Kelly, who worked in the Department of Experimental Surgery, in the Faculty of Medicine, at the University of Sydney, during the 1970s and 1980s.

President and CEO of Marshall Edwards, Inc.,
Christopher Naughton, said the Company was delighted that the research contributions made by Professor Kelly have been acknowledged, encouraged and supported by this appointment.

"Professor Kelly's appointment also strengthens the ongoing scientific research and commercial collaboration that both Novogen and Marshall
Edwards have fostered with the University of Sydney over recent years," Mr. Naughton said.

Marshall Edwards Inc is 87% owned by Novogen Limited.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088